Jim Merrill

Chief Financial Officer

One Benham Place, Suite 600

9400 North Broadway

Oklahoma City, OK 73114

Of 405.254.5805

Fax 405.600.0600

Cell 405.401.5980

Email: jmerrill@gmxresources.com

www.gmxresources.com

September 4, 2012

VIA EDGAR AND HAND DELIVERY

Mr. H. Roger Schwall

United States Securities and Exchange

    Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

GMX Resources Inc.

Application for Qualification of Indenture

On Form T-3

File No. 022-28976

Filed August 17, 2012

Dear Mr. Schwall:

Set forth below are the responses of GMX Resources Inc., an Oklahoma corporation (the “Company,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 31, 2012, with respect to the Company’s Application for Qualification of Indenture on Form T-3, filed with the Commission on August 17, 2012, File No. 022-28976 (the “Form T-3”).

Following the submission of this letter, the Company plans to file Amendment No. 1 to the Form T-3 (“Amendment No. 1”). For the Staff’s convenience, we will hand-deliver three copies of Amendment No. 1.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Mr. H. Roger Schwall

September 4, 2012

Form T-3

1.	We note that you filed the Schedule TO-I on August 9, 2012. Therefore, it appears that you commenced the solicitation of your debt exchange offering before you filed this application for qualification of the indenture under the Trust Indenture Act of 1939. This appears to conflict with Section 306(c) of the Trust Indenture Act. Accordingly, please disclose this potential violation and the possible risks associated with such pre-filing offers.

Response:

The Company acknowledges the Staff’s comment and plans to include the following language in “Item 2. Securities Act Exemption Applicable” of the Amendment:

“The Company hereby acknowledges that under Section 306(c) of the Trust Indenture Act of 1939, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act of 1933 and to which this subsection is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act of 1939, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an Application on a timely basis could result in an enforcement or other action by the Commission.

The Company acknowledges that the Application was not filed until after the Exchange Offer was commenced. The Company represents that none of the New Notes under the indenture to be qualified by the Application have been issued and covenants that none of such notes will be issued prior to the Application being declared effective.”

2.	Please advise us of the status of your solicitation from August 9, 2012 until this Form T-3 was filed August 17, 2012. As part of your response, tell us if you disseminated the offering memorandum and/or were actively marketing the exchange offering during the pre-filing period.

Response:

The Company disseminated the offering memorandum on August 9, 2012 and commenced actively marketing the exchange offer at that time.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 1 to the undersigned at (405) 254-5805 or JMerrill@gmxresources.com or David Buck at davidbuck@andrewskurth.com.

Very truly yours,

/s/ James A. Merrill

James A. Merrill

cc:	Michael J. Roheder, GMX Resources Inc.

David C. Buck, Andrews Kurth LLP